Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports Double Digit
Revenue Growth for the Fourth Quarter of 2020

Guides 15% Year Over Year Revenue Growth for the First Quarter of 2021;
Expecting Quarterly Sequential Growth Throughout 2021

Initiated 200mm and 300mm Capacity Expansion to
Answer the Exceeding Demand Forecast

MIGDAL HAEMEK, ISRAEL – February 17, 2021 – Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM) reported today its results for the fourth quarter and for the full year ended December 31, 2020.

Highlights
•	Fourth quarter revenues of $345 million, reflecting 11% quarter over quarter and 13% year over year growth.

•	Organic revenue growth of 20% quarter over quarter and 17% year over year.

•	Significant increases in the fourth quarter of 2020 in gross profit, operating profit, EBITDA and net profit, as compared to both prior quarter and the fourth quarter of 2019.

•	Revenues for the full year 2020 of $1.266 billion, reflecting 3% total growth and 5% year over year organic growth.

•	Revenue guidance for the first quarter of 2021 of $345 million, with an upward or downward range of 5%. Mid-range guidance represents year over year growth of 15% total and 20% organic.

•	Expects sequential quarterly revenue growth through 2021.

•	Announcing capacity expansion for 200mm and 300mm to answer the exceeding demand forecast.

Fourth Quarter Results Overview

Revenues for the fourth quarter of 2020 were $345 million, reflecting 11% growth as compared to $310 million in the prior quarter and 13% growth as compared to $306 million in the fourth quarter of 2019.   Organic revenue, defined as total revenue excluding revenues from Nuvoton Japan (previously named Panasonic Semiconductor Japan) and from Maxim in the San Antonio fab, grew by 20% quarter over quarter and by 17% year over year.

Gross profit for the fourth quarter of 2020 was $70 million, 30% higher than $53 million in the prior quarter and 27% higher than $55 million in the fourth quarter of 2019.

Operating profit for the fourth quarter of 2020 was $33 million as compared to $19 million both in the prior quarter and in the fourth quarter of 2019.

Net profit for the fourth quarter of 2020 was $31 million, or $0.29 basic earnings per share and $0.28 diluted earnings per share, as compared to net profit of $15 million, or $0.14 basic and diluted earnings per share in the prior quarter, and $21 million or $0.19 basic and diluted earnings per share in the fourth quarter of 2019.

EBITDA for the fourth quarter of 2020 was $96 million, $17 million higher as compared to $79 million in the prior quarter and $21 million higher as compared to $75 million in the fourth quarter of 2019.

Cash flow generated from operating activities in the fourth quarter of 2020 was $73 million with investment in fixed assets of $64 million that included payments related to the 300mm facility capacity expansion program. In addition, in the fourth quarter of 2020, the company repaid $8 million of its debt.

Manufacturing Expansion and Capabilities
Driven by very high confidence in customers’ demand which exceeds current 200mm and 300mm capacity, the Company is announcing it will invest an additional $150 million in the coming 12 months to purchase machinery and other fixed assets, in order to increase its manufacturing capacity, mostly in Fab2 in Israel, Fab9 in Texas (US), Fab5 in Tonami (Japan) and Fab7 in Uozu (Japan). This equipment will begin to have incremental revenue impact during the second half of 2021, targeted to be fully qualified during the first quarter of 2022.

During the fourth quarter of 2020, the Company (through TPSCo) has extended its Japanese buildings and facilities’ lease contract to continue its lease at least through 2032.

Business Outlook
Tower Semiconductor guides revenue for the first quarter of 2021 to be $345 million, with an upward or downward range of 5%. Mid-range guidance represents 15% growth year over year with 20% organic revenue growth. The Company expects sequential quarterly revenue growth through 2021.

Mr. Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, commented: “We enter 2021 from a good place, namely a fourth quarter 2020 revenue of $345 million, representing 20% quarter over quarter organic growth. We voice appreciation to our worldwide employee base, who despite strong pandemic-related challenges, completed a year that not only drove this end of year growth but has enabled a 2021 with an increased customer base and overall increased demand, resulting in new exciting corporate wide growth initiatives.”

Ellwanger further commented: “Our $345 million guidance indicates the highest first quarter revenue in the company’s history, upon which we expect sequential quarterly revenue growth throughout the year. Given that customers’ forecast within every business unit, for every served segment indicate year over year increases, we are confident that 2021 will be a record revenue year for the company.”

Teleconference and Webcast
Tower Semiconductor will host an investor conference call today, Wednesday, February 17, 2021, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the company’s financial results for the fourth quarter and full year of 2020 and its outlook.

This call will be webcast and can be accessed via Tower Semiconductor’s website at www.towersemi.com or by calling 1-888-642-5032 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International).  For those who are not available to listen to the live broadcast, the call will be archived on Tower Semiconductor’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, which we describe in this release as “adjusted” financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or both of the following: (1) amortization of acquired intangible assets and (2) compensation expenses in respect of equity grants to directors, officers, and employees. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit in accordance with GAAP, excluding financing and other income (expense), net, taxes, non-controlling interest, depreciation and amortization expense and stock-based compensation expense. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is comprised of cash, cash equivalents, short-term deposits and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $73 million, $69 million and $72 million for the three months periods ended December 31, 2020, September 30, 2020 and December 31, 2019, respectively and $277 million and $291 million for the years ended December 31, 2020 and December 31, 2019, respectively) less cash used  for investments in property and equipment, net (in the amounts of $64 million, $67 million and $44 million for the three months periods ended December 31, 2020, September 30, 2020 and December 31, 2019, respectively and $257 million and $172 million for the years ended December 31, 2020 and December 31, 2019, respectively).  The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit www.towersemi.com.

CONTACTS:
Noit Levy | Investor Relations | +972 74 737 7556 | noitle@towersemi.com

This press release, including our revenue guidance and other projections with respect to our business and activities, includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of December 31, 2020 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) pending litigation, (xi) new customer engagements, qualification and production ramp-up at our facilities, including TPSCo and the San Antonio facility, (xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities and/or for strategic opportunities and the possible unavailability of such financing and/ or the availability of such financing in unfavorable terms , (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our fab3 landlord’s construction project adjacent to our fabrication facility, including possible temporary reductions or interruptions in the supply of utilities and/ or fab manufacturing, as well as claims that our noise abatement efforts are not adequate under the terms of the amended lease; (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxv) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, (xxxvi) potential effect on TPSCo and the Company due to the purchase of NTCJ (previously named PSCS, the company which is holding 49% of TPSCo) by Nuvoton from Panasonic, (xxxvii) industry and market impact due to the coronavirus and its potential impact on our business, operational continuity, supply chain, revenue and profitability; (xxxviii) potential security, cyber and privacy breaches, and (xxxix) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	December 31,	September 30,	December 31,
	2020	2020	2019

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$211,683	$207,704	$355,561
Short-term deposits	310,230	313,029	215,609
Marketable securities	188,967	183,946	176,070
Trade accounts receivable	162,100	118,111	126,966
Inventories	199,126	204,933	192,256
Other current assets	30,810	30,379	22,019
Total current assets	1,102,916	1,058,102	1,088,481

LONG-TERM INVESTMENTS	40,699	41,303	40,085

PROPERTY AND EQUIPMENT, NET	839,171	780,596	681,939

GOODWILL AND INTANGIBLE ASSETS, NET	17,962	15,806	17,281

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	93,401	88,878	105,047

TOTAL ASSETS	$2,094,149	$1,984,685	$1,932,833

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$106,513	$86,717	$65,932
Trade accounts payable	96,940	104,354	119,199
Deferred revenue and customers' advances	10,027	9,660	10,322
Other current liabilities	59,432	58,098	57,603
Total current liabilities	272,912	258,829	253,056

LONG-TERM DEBT	283,765	229,266	245,821

LONG-TERM CUSTOMERS' ADVANCES	25,451	25,780	28,196

EMPLOYEE RELATED LIABILITIES	15,833	16,717	13,285

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	41,286	40,536	45,752

TOTAL LIABILITIES	639,247	571,128	586,110

TOTAL SHAREHOLDERS' EQUITY	1,454,902	1,413,557	1,346,723

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,094,149	$1,984,685	$1,932,833

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	T h r e e m o n t h s e n d e d
	December 31,	September 30,	December 31,
	2020	2020	2019

REVENUES	$345,211	$310,212	$305,710

COST OF REVENUES	275,602	256,751	250,878

GROSS PROFIT	69,609	53,461	54,832

OPERATING COSTS AND EXPENSES:

Research and development	19,913	19,569	18,877
Marketing, general and administrative	16,317	14,803	17,057

	36,230	34,372	35,934

OPERATING PROFIT	33,379	19,089	18,898

FINANCING AND OTHER INCOME (EXPENSE), NET	(1,498)	(565)	3,058

PROFIT BEFORE INCOME TAX	31,881	18,524	21,956

INCOME TAX EXPENSE, NET	(1,823)	(2,798)	(2,360)

NET PROFIT	30,058	15,726	19,596

Net loss (income) attributable to non-controlling interest	974	(528)	1,111

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$31,032	$15,198	$20,707

BASIC EARNINGS PER SHARE	$0.29	$0.14	$0.19

Weighted average number of shares	107,762	107,475	106,710

DILUTED EARNINGS PER SHARE	$0.28	$0.14	$0.19

Weighted average number of shares	108,985	108,500	107,995

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$31,032	$15,198	$20,707
Stock based compensation	5,190	3,460	3,066
Amortization of acquired intangible assets	365	490	453
ADJUSTED NET PROFIT	$36,587	$19,148	$24,226

ADJUSTED EARNINGS PER SHARE:

Basic	$0.34	$0.18	$0.23

Diluted	$0.34	$0.18	$0.22

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Y e a r e n d e d
	December 31,
	2020	2019

REVENUES	$1,265,684	$1,234,003

COST OF REVENUES	1,032,366	1,004,332

GROSS PROFIT	233,318	229,671

OPERATING COSTS AND EXPENSES:

Research and development	78,320	75,579
Marketing, general and administrative	63,965	67,376

	142,285	142,955

OPERATING PROFIT	91,033	86,716

FINANCING AND OTHER INCOME (EXPENSE), NET	(2,345)	4,305

PROFIT BEFORE INCOME TAX	88,688	91,021

INCOME TAX EXPENSE, NET	(5,399)	(2,948)

NET PROFIT	83,289	88,073

Net loss (income) attributable to non-controlling interest	(987)	1,975

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$82,302	$90,048

BASIC EARNINGS PER SHARE	$0.77	$0.85

Weighted average number of shares	107,254	106,256

DILUTED EARNINGS PER SHARE	$0.76	$0.84

Weighted average number of shares	108,480	107,438

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$82,302	$90,048
Stock based compensation	16,988	14,548
Amortization of acquired intangible assets	1,658	3,080
ADJUSTED NET PROFIT	$100,948	$107,676

ADJUSTED EARNINGS PER SHARE:

Basic	$0.94	$1.01

Diluted	$0.93	$1.00

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION FROM GAAP OPERATING PROFIT TO EBITDA (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	December 31,	September 30,	December 31,
	2020	2020	2019

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$33,379	19,089	$18,898
Depreciation of fixed assets	56,956	56,131	52,222
Stock based compensation	5,190	3,460	3,066
Amortization of acquired intangible assets	365	490	453

EBITDA	$95,890	79,170	$74,639

	Y e a r e n d e d
	December 31,	December 31,
	2020	2019

GAAP OPERATING PROFIT	$91,033	$86,716
Depreciation of fixed assets	219,746	194,584
Stock based compensation	16,988	14,548
Amortization of acquired intangible assets	1,658	3,080

EBITDA	$329,425	$298,928

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	December 31,	September 30,	December 31,
	2020	2020	2019

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$207,704	$258,793	$417,636

Net cash provided by operating activities	73,010	68,612	71,561
Investments in property and equipment, net	(64,233)	(66,862)	(43,704)
Exercise of options	1,026	272	1,402
Debt repaid, net	(8,147)	(26,355)	(3,247)
Effect of Japanese Yen exchange rate change over cash balance	1,624	2,227	(557)
Investments in short-term deposits, marketable securities and other assets, net	699	(28,983)	(87,530)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$211,683	$207,704	$355,561

	Y e a r e n d e d
	December 31,
	2020	2019

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$355,561	$385,091

Net cash provided by operating activities	276,561	291,320
Investments in property and equipment, net	(256,539)	(172,166)
Exercise of options	2,512	1,842
Debt repaid, net	(63,699)	(19,402)
Effect of Japanese Yen exchange rate change over cash balance	4,357	1,804
Investments in short-term deposits, marketable securities and other assets, net	(107,070)	(132,928)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$211,683	$355,561

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Year ended
	December 31,
	2020	2019

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$83,289	$88,073

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	240,531	214,474
Effect of indexation, translation and fair value measurement on debt	6,645	10,294
Other expense (income), net	5,215	(4,293)
Changes in assets and liabilities:
Trade accounts receivable	(33,087)	27,317
Other assets	(7,999)	(4,600)
Inventories	(2,891)	(21,021)
Trade accounts payable	(18,576)	(339)
Deferred revenue and customers' advances	(3,072)	(10,331)
Other current liabilities	347	(9,435)
Long-term employee related liabilities	3,936	(310)
Deferred tax, net and other long-term liabilities	2,223	1,491
Net cash provided by operating activities	276,561	291,320

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(256,539)	(172,166)
Investments in deposits, marketable securities and other assets, net	(107,070)	(132,928)
Net cash used in investing activities	(363,609)	(305,094)

CASH FLOWS - FINANCING ACTIVITIES

Debt repaid, net	(63,699)	(19,402)
Exercise of options	2,512	1,842
Net cash used in financing activities	(61,187)	(17,560)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	4,357	1,804

DECREASE IN CASH AND CASH EQUIVALENTS	(143,878)	(29,530)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	355,561	385,091

CASH AND CASH EQUIVALENTS - END OF PERIOD	$211,683	$355,561